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Kevin F. Cahill kevin.cahill@dechert.com +1 949 442 6051 Direct +1 949 681 8646 Fax

September 1, 2020

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Valerie Lithotomos, Esq.

Re:        FPA Funds Trust (the “Registrant”)

1933 Act File No. 33-79858

1940 Act File No. 811-08544

Dear Ms. Lithotomos:

This letter responds to comments of the U.S. Securities and Exchange Commission (“SEC”) staff, provided telephonically to Kevin Cahill and Jonathan Massey of Dechert LLP on August 6, 2020, on Post-Effective Amendment (“PEA”) No. 96 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 97 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a) under the 1933 Act on July 6, 2020. PEA No. 96 was filed to provide the staff with the opportunity to review the Registrant’s updated disclosure related to registering Supra Institutional Class shares of Registrant’s series, the FPA Crescent Fund (the “Fund”).

Throughout this letter, capitalized terms have the same meaning as in PEA No. 96, unless otherwise noted. A summary of the SEC staff’s comments, followed by the responses of the Registrant, is set forth below:

Prospectus:

Fee Table

1.	Comment: Prior to making the 485(b) filing, please supplementally file the Fund’s completed fee table as correspondence.

Response:  The Registrant confirms that the completed fee table, which is attached as Exhibit A to this response letter, has been filed as correspondence.

September 1, 2020 Page 2

2.	Comment: If no 12b-1 fees will be charged in connection with shares of the Fund, consider removing the 12b-1 line item from the fee table.

Response:  The Registrant acknowledges the staff’s comment and respectfully believes that maintaining the 12b-1 line item provides useful information to Fund shareholders and potential investors.

3.	Comment: In relation to footnote 2 to the fee table, confirm whether the contractual expense limit agreement described in this footnote will be in place for a period of at least one year from the effective date of the prospectus.

Response:  The Registrant confirms that contractual expense limit agreement described in this footnote will be in place for a period of at least one year from the effective date of the prospectus.

Expense Example

4.	Comment: Supplementally confirm that the expense examples will only reflect fee waivers during the contractual period of the current expense limit agreement.

Response:  The Fund hereby confirms that the expense examples only reflect fees that will be waived during the 1-year contractual period of the current expense limit agreement.

Principal Risks

5.	Comment: Significant market events have occurred since this post-effective amendment was filed as a result of the COVID-19 pandemic. Please consider whether the Portfolios’ disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain why not.

Response:  The Registrant notes that the Fund includes a discussion of specific risks related to the COVID-19 pandemic within the market risk discussion in the Fund’s “Additional Information about Principal Risks” section of its Prospectus that responds to Item 9 of Form N-1A, and includes a general discussion of risks related to “public health emergencies, such as the spread of infectious illness or disease” in the Fund’s “Principal Risks” section of its Prospectus that responds to Item 4 of Form N-1A. The Registrant believes that these risk descriptions continue to reasonably describe the risks to the Fund related to the COVID-19 pandemic, consistent with relevant instructions on Form N-1A.

September 1, 2020 Page 3

6.	Comment: Consider adding a cybersecurity risk factor as a principal risk factor. If the Registrant believes that no additional disclosure is warranted, please explain why not.

Response:  The Registrant has added cybersecurity risk disclosure to the market and management risk factors described in the Fund’s “Additional Information about Principal Risks” section of its Prospectus.

* * *

Should you have any questions or comments, please contact the undersigned at 949.442.6051.

Sincerely,

/s/ Kevin Cahill

Kevin Cahill

KFC

September 1, 2020 Page 4

Exhibit A

Fees and Expenses of the Supra Institutional Class

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund’s Supra Institutional Class. The table and example below do not reflect commissions that a shareholder may be required to pay directly to a broker or other financial intermediary when buying or selling shares of this class.

Shareholder Fees (fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of original sales price or redemption proceeds, as applicable)	None
Redemption Fee (as a percentage of amount redeemed on shares held 90 days or less)	2.00%
Exchange Fee	None

Annual Operating Expenses of the Supra Institutional Class of Shares (expenses that you pay each year as a percentage of the value of your investment in this class)

Management Fees(1)	0.94%
Distribution (12b-1) Fees	None
Other Expenses (Before Short Sale Dividend and Interest Expenses)	0.07%
Total Expenses (Before Short Sale Dividend and Interest Expenses)	1.01%
Expense Reimbursement(2)	0.02%
Total Operating Expenses Before Short Sale Dividend and Interest Expenses	0.99%
Short sale dividend and interest expenses	0.16%
Total Annual Operating Expenses	1.15%

(1) The management fees include both an advisory fee of 0.93% and class-specific administrative service fee of 0.01%. For additional information about the administrative service fee, please see the section titled “Management of the Fund.”

(2)  First Pacific Advisors, LP (the “Adviser” or “FPA”), the Fund’s investment adviser, has contractually agreed to reimburse the Fund for operating expenses in excess of 0.05% of the average net assets of the Fund, excluding management fees, administrative service fees, short sale dividend expenses and interest expenses on cash deposits relating to short sales, brokerage fees and commissions, interest, taxes, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business, through September 4, 2021.  This agreement may only be terminated earlier by the Fund’s Board of Trustees (the “Board”) or upon termination of the Advisory Agreement.